Exhibit 12.1

AV Homes, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)	2008	2009	2010	2011	2012
Earnings:
Income (loss) before income taxes and effects of changes in accounting principles	$(142,341)	$(61,843)	($36,057)	$(165,704)	$(87,683)
Less: Net income (loss) from noncontrolling interests	(7,812)	(196)	(276)	(398)	259
Plus: Fixed charges	9,251	7,654	6,043	10,558	9,372
Plus: Amortization of previously capitalized interest	3,857	1,162	419	273	913
Less: Capitalized interest	4,460	334	150	439	1,263

Earnings	(125,881)	(53,165)	(29,469)	(154,914)	(78,920)

Fixed Charges:
Interest expensed and capitalized	5,429	5,346	3,972	8,192	6,658
Amortization of discount & debt issue costs	3,313	1,845	1,709	1,763	2,578
Interest portion of rental expense	509	463	362	603	136

Fixed Charges	9,251	7,654	6,043	10,558	9,372

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A

Deficiency Amount	(135,132)	(60,819)	(35,512)	(165,472)	(88,292)